August 6, 2024

Richard D. Fairbank
Chief Executive Officer
Capital One Financial Corporation
1680 Capital One Drive
McLean, Virginia 22102

       Re: Capital One Financial Corporation
           Amendment No. 2 to Registration Statement on Form S-4
           Filed July 26, 2024
           File No. 333-278812
Dear Richard D. Fairbank:

       We have reviewed your registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-4
Recent Developments
Discover Card Misclassification, page 17

1. Please provide a more detailed explanation of the card product misclassification matter, including the cause, when it was first identified in the organization, how it was identified, and who identified it. Describe the significant terms of the contractual arrangements to which the card product misclassification matter relates, including the rights and obligations of the parties. Specifically address circumstances when there is a breach, default, or billing dispute under the contract.
2. Tell us when you first determined that your financial statements contained errors related to the card product misclassification matter. Describe each error in further detail and the relevant accounting literature considered.
3. Please tell us what control deficiencies were identified in connection with the card product misclassification matter and explain whether the deficiencies related to the design or operating effectiveness of the controls. Additionally, please explain:
 August 6, 2024
Page 2

             how you assessed the severity of each control deficiency and describe the factors that affected the magnitude of the misstatement that might result from the control deficiencies, including (i) the total monetary amount of the transactions exposed to the deficiency and (ii) the volume of activity in the class of transactions exposed to the deficiency; and
             your plans to remediate the identified control deficiencies and the status of the remediation efforts.
4. We note your assertion that the card product misclassification relates to revenue recognized under ASC 606. Provide a more fulsome explanation of the errors that existed in your application of ASC 606 and, by reference to the steps within ASC 606, how you quantified the ASC 606 error corrections. Include in your response, but do not limit it to, the points below. To the extent that there are different types of contracts or customers to which the ASC 606 errors relate, tailor your response to address those differences. Include specific citation to ASC 606 as necessary to explain your error correction.
           Identify for which of the five steps within ASC 606 your initial accounting was in error.
           Clarify and describe the unit of account within Step 1 of ASC 606 (e.g., a single contract, combined contracts, etc.) to which the errors relate, describe each of the performance obligations within that contract, and identify the specific performance obligation(s) to which the errors relate.
           For the contracts identified in Step 1 of ASC 606 to which the error relates, explain how in both your initial and corrected accounting you determined transaction price and allocated it to the performance obligations within the contract, explicitly identifying the differences between your initial and corrected accounting.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Michael Henderson at 202-551-3364 or Amit Pande at 202-551-3423 if
you have questions regarding comments on the financial statements and related matters. Please contact Robert Arzonetti at 202-551-8819 or Christian Windsor at 202-551-3419 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance
cc:   Brandon C. Price